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                     [Letterhead of Amkor Technology, Inc.]


                                 August 6, 1999






Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

     Re:  Amkor Technology, Inc.
          Registration Statement on Form S-1 for 7,000,000
          Shares of Common Stock

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Amkor Technology, Inc. (the "Company") hereby applies to withdraw the Registration Statement on Form S-1 for 7,000,000 Shares of Common Stock (Registration No. 333-49645) filed on April 8, 1998 (the "Registration Statement"). The Registration Statement was initially filed solely to register shares of the Company's common stock so that Salomon Smith Barney, Inc. ("Salomon") could offer and sell these shares in market making activities. However, no offers or sales of these shares were ever made, and Salomon has agreed not to offer and sell these shares in future market making activities. Accordingly, the Company respectfully requests that the Commission include an order withdrawing the Registration Statement in the files for the Registration Statement.

     Please forward copies of this order to the undersigned at 1345 Enterprise Drive, West Chester, PA 19380, and to Bruce M. McNamara, counsel to the Company, at Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, CA 94304.

     If you have any questions, please call me at (610) 431-9600 or Mr. McNamara at (650) 493-9300.

                                       Sincerely,



                                       /s/ Kenneth T. Joyce
                                       ------------------------------
                                       Kenneth T. Joyce
                                       Chief Financial Officer

cc: Bruce M. McNamara, Esq.
    The Nasdaq Stock Market